Filed Under Rule 424(b)(3)

Registration Statement No. 333-134016

Supplement to Prospectuses Dated June 20, 2006 and July 7, 2006

Prospectus Supplement

Green Plains Renewable Energy, Inc.

an Iowa Corporation

The following information is incorporated into the prospectuses, dated June 20, 2005 and July 7, 2006, and supersedes any inconsistent information contained in the Prospectus, including, but not limited to, the information relating to the call feature of the warrants that appears on pages S-1, S-5, S-7, S-9, S-10 and the cover page of the July 7, 2006 prospectus.

Each share purchased in the offering includes a warrant to purchase 1/5th of an additional share of common stock from the Company at a purchase price of $60.00 per share. We have the right and option, upon no less than twenty (20) trading days’ written notice to the holder, to call, and thereafter to redeem and acquire any or all of the warrants remaining outstanding and unexercised at the date fixed for such redemption in such notice (the “Redemption Date”), which Redemption Date must be at least twenty (20) trading days after the date of such notice, for an amount equal to One-Tenth of One Cent ($0.001) per warrant. We may not, however, exercise this call option unless the closing price of our common stock equals or exceeds $72 per share for the twenty (20) consecutive trading days immediately prior to the exercise of the call option. The holder has the right during the period between the date of such notice and the Redemption Date to exercise the warrants. The notice of redemption will require the holder to surrender to the Company, not later than on the Redemption Date, the holder’s certificate or certificates representing the warrants to be redeemed. Notwithstanding the fact that any warrants called for redemption have not been surrendered for redemption and cancellation on the Redemption Date, after the Redemption Date such warrants will be deemed to be expired and all rights of the holder of such unsurrendered warrants shall cease and terminate, other than the right to receive the redemption price of $0.001 per warrant for such warrants, without interest.

ANDERSON & STRUDWICK, INCORPORATED

INSTREAM PARTNERS, LLC	SANDERS MORRIS HARRIS

This Prospectus Supplement is dated July 10, 2006